UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

MONEY WITH MEANING FUND, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10961

Delaware	82-1462270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 S Orange Ave, Suite 1000 Orlando, Florida 32801	407-378-6868
(Address of principal executive offices)	Issuer’s telephone number, including area code

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes (unaudited) appearing under Item 3 of this Report.

BUSINESS AND OUR INVESTMENTS

Money With Meaning Fund, LLC, which we refer to in this form as “Company” (and sometimes as “we”, “us” or “our”), was formed on May 8, 2017, and its offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on June 3, 2019. to invest in (buy) non-performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single-family residential property) and delinquent in payment.

As of June 30, 2022, the Company had investments in 27 investments in the Residential Mortgage Loans for a total of $735,008 and 1 Promissory Notes for a total of ($471,354) along with cash and cash equivalents for an amount of $621,100.

RESULTS OF OPERATIONS

On September 10, 2019, we commenced operations upon satisfying the $250,000 minimum offering requirement for our initial Offering. For the six months ended June 30, 2022, we had net profits of $108.

Revenue

Interest Income and Realized Gain/(Loss)

For the six months ended June 30, 2022, we had interest income of approximately $33,665 and interest expense of $27,006. We had interest income of $168,574 for the year ended December 31, 2021. For the six months ended June 30, 2022, we had realized gain of approximately $51,513. The realized gain for the year ended December 31, 2021, was $132,318.

Expenses

General and Administrative

For the six months ended June 30, 2022, and year ended December 31, 2021, we incurred general and administrative expenses of approximately $58,064 and $182,554 respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business.

Capital Resources

Apart from our efforts to raise money via the sale of Class A Units in the Offering, we are not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources. We have raised capital of $1,057,239 as of June 30, 2022, and same amount was raised in the year ended December 31, 2021. During the six months ended June 30, 2022, we also redeemed capital of $11,064.

Asset Management Fees

For the six months ended June 30, 2022 and year ended December 31, 2021, we incurred asset management fees of zero in both the years. For the six months ended June 30, 2022 and year ended December 31, 2021, the Manager reimbursed the expenses of $0 and $14,703, respectively to the Company.

The Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the Investor Members on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

The increase in the amount of the asset management fee is attributable to increase in our NAV, as the fee is calculated as percentage of NAV each month and increase in the number of investments.

Liquidity and Capital Resources

The Company is seeking to raise up to $15,000,000 of capital in this Offering by selling Class A Investor Shares to Investors. To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by the loans and other property owned by the Company. Typically, we are able to borrow approximately 70% of the purchase price of loans. The Company does not currently have any capital commitments. We expect to deploy most of the capital we raise in the Offering in buying loans. Should we need more capital for any reason, we intend to either sell more Class A Investor Shares or sell other classes of securities.

In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2022, and December 31, 2021, we had no off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

None.

ITEM 3

FINANCIAL STATEMENTS (UNAUDITED)

MONEY WITH MEANING FUND, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022 (UNAUDITED) AND FOR THE YEAR ENDED DECEMBER 31, 2021

INDEX TO FINANCIAL STATEMENTS OF

MONEY WITH MEANING FUND, LLC

FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022
(UNAUDITED) AND FOR THE YEAR ENDED DECEMBER 31, 2021

MONEY WITH MEANING FUND, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS’ EQUITY

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	Jun-22	Dec-21
Assets
Investments in Residential Mortgage Loans (cost $735,009) (cost $1,286,479)	$735,008	$1,286,479
Cash and cash equivalents	621,100	326,413
Due from Manager	53,653	53,653
Interest receivable	1,863	2,601
Other assets	4,081	4,081
Total Assets	$1,415,705	1,673,227

Liabilities and Members’ Equity

Promissory notes	$471,354	$713,625
Interest payable	17,647	13,421
Professional fees payable	18,428	20,035
Due to Manager	8,957	9,959
Payable to Loan Servicer	3,353	3,405
Redemptions payable	197	5,357
Contributions received in advance	-	700
Total Liabilities	519,936	766,502

Members’ Equity: (Note 5)
Class A Shares issued and outstanding- 2022: 96,429 and 2021: 97,569 5,000,000 authorized at no par value priced at $10.00 per share	1,057,240	1,057,240
Class A Shares redeemed	(106,732)	(95,668)
Members’ deficit	(54,847)	(70,685)
Income and retained earnings	108	15,838
Total Members’ Equity	895,769	906,725

Total Liabilities and Members’ Equity	$1,415,705	$1,673,227

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

SCHEDULES OF INVESTMENTS

AS OF JUNE 30, 2022 (UNAUDITED)

Date of Note	Sector	Seller	Cost per loan	Fair Market Value	Percentage of Members’ Equity	Interest Rate	Maturity Date
Investments in Mortgage Loans
09/28/2020	United States Mortgage Loans	Sage View LLC - Series DA	$67,110	$67,110	7.49%	8.50%	06/15/2050
11/16/2020	United States Mortgage Loans	Sage View LLC - Series DX	60,426	60,426	6.75%	8.50%	11/1/2050
02/22/2021	United States Mortgage Loans	Sage View LLC - Series AC	53,657	53,657	5.99%	8.50%	04/15/2050
09/9/2019	United States Mortgage Loans	RT Equity Investments LLC	46,157	46,157	5.15%	6.50%	03/1/2045
09/9/2019	United States Mortgage Loans	RTE 1 LLC	42,862	42,862	4.78%	4.90%	01/1/2041
07/14/2020	United States Mortgage Loans	Sage View LLC - Series DG	42,756	42,756	4.77%	8.90%	06/15/2050
07/15/2020	United States Mortgage Loans	Sage View LLC - Series DH	42,245	42,245	4.72%	8.50%	06/15/2040
08/4/2021	United States Mortgage Loans	Sage View LLC - Series DC	41,446	41,446	4.63%	8.50%	06/15/2050
10/1/2020	United States Mortgage Loans	Sage View LLC - Series DS	36,757	36,757	4.10%	8.90%	09/15/2040
07/20/2020	United States Mortgage Loans	Sage View LLC - Series DK	36,503	36,503	4.08%	8.90%	07/1/2040
09/29/2020	United States Mortgage Loans	Sage View LLC - Series Y	34,193	34,193	3.82%	8.90%	08/15/2050
12/31/2020	United States Mortgage Loans	Sage View LLC - Series BM	33,200	33,200	3.71%	8.50%	11/15/2050
08/17/2021	United States Mortgage Loans	Sage View LLC - Series DB	30,178	30,178	3.37%	8.50%	06/15/2040
10/21/2020	United States Mortgage Loans	ACCUMULATIVE INVESTMENTS LLC	23,507	23,507	2.62%	0.00%	01/22/2028
07/16/2020	United States Mortgage Loans	Lost Creek Acquisitions LLC	20,571	20,571	2.30%	9.10%	06/15/2035
10/20/2020	United States Mortgage Loans	NOTES ARE US, LLC	19,822	19,822	2.21%	9.00%	11/15/2031
10/14/2020	United States Mortgage Loans	Sage View LLC - Series L	19,589	19,589	2.19%	8.00%	06/1/2050
01/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	15,509	15,509	1.73%	10.00%	07/1/2028
09/9/2019	United States Mortgage Loans	RT Equity Investments LLC	14,550	14,550	1.62%	10.50%	10/1/2029
04/16/2020	United States Mortgage Loans	Sage View LLC - Series CO	14,038	14,038	1.57%	9.50%	02/15/1930
01/31/2020	United States Mortgage Loans	ARCPE 3, LLC	12,604	12,604	1.41%	-	09/1/2034

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

SCHEDULES OF INVESTMENTS (CONTINUED)

AS OF JUNE 30, 2022 (UNAUDITED)

Date of Note	Sector	Seller	Cost per loan	Fair Market Value	Percentage of Members’ Equity	Interest Rate	Maturity Date
01/31/2020	United States Mortgage Loans	ARCPE 3, LLC	$7,553	$7,553	0.84%	-	01/1/2032
01/31/2020	United States Mortgage Loans	ARCPE 3, LLC	7,287	7,286	0.81%	-	04/1/2029
01/31/2020	United States Mortgage Loans	ARCPE 3, LLC	6,844	6,844	0.76%	-	03/1/2030
01/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	5,150	5,150	0.57%	10.00%	03/1/2028
01/31/2020	United States Mortgage Loans	ARCPE 3, LLC	270	270	0.03%	-	02/1/2027
01/31/2020	United States Mortgage Loans	PALM AVENUE HIALEAH TRUST	225	225	0.03%	10.00%	05/1/2022

	Total Mortgage Loans		$735,009	$735,008	82.05%

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022

(UNAUDITED) AND YEAR ENDED DECEMBER 31, 2021

	Jun-22	Dec-21
Investment Income
Interest income	$33,665	$168,574
Corporate advance income	-	986
Other income	-	1,948
Total Investment Income	33,665	171,508

Expenses
Interest expenses	27,006	120,137
Administration fees	30,200	52,000
Marketing costs	-	44,328
Loan servicing fees	5,147	19,897
Audit & tax fees	9,184	16,978
Legal expenses	5,167	17,308
Professional fees	438	12,905
Bank fees	2,393	6,249
Corporate advance expenses	3,285	4,908
Insurance expenses	1,856	-
Other expenses	394	7,981
Total Expenses	85,070	302,691
Expenses reimbursed by the Manager	-	(14,703)
Net Expenses	85,070	287,988

Net Investment Loss	(51,405)	(116,480)

Realized and Unrealized Gain on Investments
Realized gain from Residential Mortgage Loans	51,513	132,318
Net Income	$108	$15,838

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022
(UNAUDITED) AND YEAR ENDED DECEMBER 31, 2021

Members’ Equity/(Deficit)

Balance, January 1, 2021	$743,792
Class A shares issued	37,960
Class A shares redeemed	(77,862)
Offering costs	128,474
Common share adjustment	58,523
Net gain from operations	15,838
Balance, December 31, 2021	$906,725

Class A shares issued	-
Class A shares redeemed	(11,064)
Net gain from operations	108
Balance, June 30, 2022	$895,769

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2022 TO JUNE 30, 2022
(UNAUDITED) AND YEAR ENDED DECEMBER 31, 2021

	Jun-22	Dec-21
Cash Flows from Operating Activities:
Net income	$108	$15,838
Purchases of investments	-	(46,101)
Proceeds from sale of investments	602,984	1,102,586
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net realized gain on investments	(51,513)	(132,318)
Net decrease in receivable from Loan Servicer	-	4,279
Net decrease in interest receivable	738	119
Net (increase) in other assets	-	(4,081)
Net (increase) decrease in due from Manager	-	(53,653)
Net (decrease) in due to Manager	(1,002)	(132,462)
Net increase in interest payable	4,226	13,421
Net increase (decrease) in professional fees payable	(1,607)	2,785
Net increase (decrease) in payable to Loan Servicer	(52)	3,405
Net increase (decrease) in legal expenses payable	-	(1,111)
Net Cash Provided by Operating Activities	553,882	772,707

Cash Flows from Financing Activities:
Proceeds (cost) from debt financing of investment purchases	(242,271)	(709,184)
Offering cost forgiveness	-	128,474
Equity adjustment	-	58,523
Proceeds from share issued, net of contributions received and contributions received in advance	(700)	72,010
Payments for capital redemptions, net of capital redemptions payable	(16,224)	(72,505)
Net Cash (Used in) Provided by Financing Activities	(259,195)	(522,682)

Net Increase in Cash and Cash Equivalents	294,687	250,025
Cash and Cash Equivalents, Beginning of Period	326,413	76,388
Cash and Cash Equivalents, End of Period	$621,100	$326,413

The accompanying notes are an integral part of these financial statements.

MONEY WITH MEANING FUND, LLC

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

NOTE 1: NATURE OF OPERATIONS

Money With Meaning Fund, LLC (the “Company”), is a limited liability company organized May 8, 2017 under the laws of Delaware. The Company was formed to invest in (buy) primarily non- performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single-family residential property) and delinquent in payment, and work with homeowners to resolve the nonperforming loans in a socially conscious manner.

The Company is managed by Cloud Capital Management, LLC (the “Manager”), a Florida limited liability company and also a member of the Company. Cloud Capital Management, LLC (a related party) has exclusive control over all aspects of the Company’s business in its role as Manager.

As of May 8, 2017, the Company has commenced its planned principal operations and has started generating revenue. The Company is offering its Class A Units to raise further capital. The Company is dependent upon additional capital resources for the continuation of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company holds $621,100 in cash as of June 30, 2022.

If the Company is unable to obtain sufficient amounts of capital, it may be required to reduce the scope of its planned loan operations, which could harm the business, financial condition and operating results. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business

Concentration of Cash Balance

The Company’s cash balances in bank deposit accounts, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The following table presents information about the Company’s investments shown by major category within the fair value hierarchy as of June 30, 2022 and December 31, 2021:

Assets at fair value

Description	Level 1	Level 2	Level 3	Total

2022
Assets
Residential Mortgage Loans	$-	$-	$735,008	$735,008
	$-	$-	$735,008	$735,008
2021
Assets
Residential Mortgage Loans	$-	$-	$1,286,479	$1,286,479
	$-	$-	$1,286,479	$1,286,479

The following table includes a roll forward for the six months ended June 30, 2022 and year ended December 31, 2021, of the financial instruments classified within Level 3. The classification of a financial instrument within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

	Balance at					Balance at
Assets	January 1, 2022	Transfers Into (Out of) Level 3	Purchases	Sales/ Proceeds (1)	Realized gain/(loss)	June 30, 2022
Residential Mortgage Loans	$1,286,479	$-	$-	$(602,984)	$51,513	$735,008

	Balance at					Balance at
Assets	January 1, 2021	Transfers Into (Out of) Level 3	Purchases	Sales/ Proceeds (1)	Realized gain/(loss)	December 31, 2021
Residential Mortgage Loans	$2,210,646	$-	$46,101	$(1,102,586)	$132,318	$1,286,479

(1)	Includes principal payments received from residential mortgage loans.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The following table summarizes the valuation technique and significant unobservable inputs used for the Company’s investments that are categorized in Level 3 of the fair value hierarchy as of June 30, 2022 and December 31, 2021:

	Fair value	Valuation technique	Unobservable inputs	Range of inputs
2022
Assets
Residential Mortgage Loans	$735,008	Cost basis	Loss severities, probabilities of defaults	0.00% - 10.50%
2021
Assets
Residential Mortgage Loans	$1,286,479	Cost basis	Loss severities, probabilities of defaults	0.00% - 10.50%

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Interest income is recorded on the accrual basis when earned.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company capitalizes costs of its offering of securities which will be applied against proceeds received if successful. If unsuccessful, such costs will be expensed. Deferred offering costs consist principally of expenses incurred in connection with an offering the Company has commenced during 2019 under Regulation A. The following table presents information about the deferred offering costs during the six months ended June 2022 and the year ended 2021 respectively:

Amount
Balance, December 31, 2020	$128,474
Charged to Members’ Equity during 2021	(128,474)
Balance, December 31, 2021	-
Charged to Members’ Equity during 2022	-
Balance, June 31, 2022	$-

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more- likely-than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Loans Held for Investment

Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans Held for Investment (continued)

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent. The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent. All loans are generally charged-off at such time the loan is classified as a loss. Manager has the option to change the specific terms due to their discretion.

Promissory Notes

On December 30, 2020, the Company entered into a promissory note agreement with Pikes Peak Capital LLC for $1,271,941 pursuant to a Loan Agreement executed as of the same date between the Company and Puerto Rico LLC. The promissory note incurs interest at 9.9% per annum payable on or about the 25th day of each month and shall be due and payable in full on December 30, 2023. For the six months ended June 30, 2022 and year ended December 31, 2021, the Company paid off principal of $219,755 and $558,316 and had an outstanding balance of $471,354 and $713,625, respectively. Interest expense incurred on the note for the six months ended June 30, 2022 and year ended December 31, 2021, was approximately $22,516 and $108,000 respectively.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses. The Company will obtain an appraisal and/or market valuation on all real estate owned at the time of possession. After foreclosure, valuations are periodically performed by management. Any subsequent fair value losses are recorded to other real estate owned operations with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred. No real estate properties are held as of June 30, 2022 and December 31, 2021 and no such expenses were incurred for the for the six months ended June 30, 2022 and year ended December 31, 2021.

NOTE 4: RELATED PARTY TRANSACTIONS

Expenses of the Company from inception through October 2019 were paid by the Manager on the Company’s behalf. After October 2019 the Company is bearing all expenses. As per the Agreement, the Company will reimburse the Manager, without interest, for these expenses. Amounts due to the related party Manager of the Company were $8,957 and $9,959 as of June 30, 2022 and December 31, 2021.

Amounts due from the related party Manager were $53,653 and $53,653 as of June 30, 2022 and December 31, 2021, respectively.

NOTE 4: RELATED PARTY TRANSACTIONS (continued)

On November 1, 2018, the Company entered into a management services agreement with Cloud Capital Management LLC, the Manager. Under the agreement, the Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the investors on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

The Company has made a $100.00 US dollar capital investment in the MWM Vision I, LLC (the “Related Company”), a limited liability company organized and existing under the laws of the state of Colorado. On December 10, 2020, the Related Company is adopted and entered into on, by the company and by its special manager, Pikes Peak Capital LLC, as collateral agent on behalf of one or more lenders, a Puerto Rico limited liability company, or its designee (its “Special Manager”). The Related Company’s profits and losses are allocated 100% to the Company in accordance with its 100% ownership interest.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS AND CONTINGENCIES

On November 7, 2018, the Company entered into a joinder agreement to become a party to an existing loan servicing agreement between the Manager and a third-party loan servicing company, however, only with respect to assets owned by the Company. Under the agreement, the loan servicing company agrees to service and administer the Company’s mortgage loans and real estate owned (“REO”) properties in exchange for per asset monthly servicing fees, and if applicable, default resolution fees of up to 2.25% of related unpaid principal balances (“UPBs”), disposition/property liquidation fees of up to 2.5% of UPBs, and deboarding fees for REOs equal to 2% of net proceeds. The agreement automatically renewed for a one-year term on May 23, 2019, and on each successive anniversary unless mutually cancelled by both parties 90-days prior to the anniversary date. No expenses were incurred related to this agreement for the six months ended June 30, 2022 and year ended December 31, 2021.

On November 14, 2018, the Company entered into an asset management agreement with a third-party asset management company. Under the agreement, the asset management company agreed to provide oversight of all loan servicers with respect to the servicing of the Company’s mortgage loans, and to administer, manage and dispose of the Company’s REO properties. Such services will be provided in exchange for asset management fees comprised of acquisition fees (1% of the Company’s purchase price of its assets), mortgage loan management fees (1% per annum of the Company’s purchase price of its assets, payable monthly, and 1% of sales proceeds upon disposition), and REO management fees (1% of sales proceeds upon closing of sales). The Company may terminate the agreement with or without cause by providing 30-days’ notice to the asset management company. No expenses were incurred related to this agreement for the six months ended June 30, 2022 and year ended December 31, 2021.

NOTE 7: MEMBER’S EQUITY

Limited Liability Company Units

In accordance with the Agreement, profits and losses of the Company are allocated to partners according to their respective interests in the Company. Limited partners have redemption rights which contain certain restrictions with respect to rights of withdrawal from the Company as specified in the Agreement.

On July 1, 2017, the Company defined the limited liability interests in the Company in the agreement. Such interests are denominated into 20,000,000 “Shares”, consisting of 1,000,000 units and 19,000,000 “Investor Shares”. The Manager of the Company, Cloud Capital Management, LLC (a related party), owned all of the 1,000,000 units as of June 30, 2022. As of June 30, 2022 and December 31, 2021, the Class A investors owned 96,429 and 97,569 shares for a total of $950,509 and $906,725, respectively.

The Manager of the Company is authorized to further divide the Investor Shares into one or more series and must document the number of shares, and the rights and preferences of such series in formal authorizing resolutions. The Manager has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company and to make all decisions regarding such matters. Refer to the Agreement for more information.

Redemptions Payable

Redemptions payable represent amounts due to members based on withdrawals effective through June 30, 2022 and December 31, 2021 respectively.

NOTE 8: MANAGEMENT INDEMNIFICATIONS

The agreement protects the Manager and its employees and affiliates from lawsuits brought by Investors. For example, it provides that the Manager will not be responsible to Investors for mistakes, errors in judgment, or other acts or omissions (failures to act) as long as the act or omission was not the result of the Manager’s fraud or willful misconduct. This limitation on the liability of the Manager and other parties is referred to as “exculpation.” The agreement also requires the Company to indemnify (reimburse) the Manager, its affiliates, and certain other parties from losses, liabilities, and expenses they incur in performing their duties. For example, if a third party sues the Manager on a matter related to the Company’s business, the Company would be required to indemnify the Manager for any losses or expenses it incurs in connection with the lawsuit, including attorneys’ fees. However, this indemnification is not available where a court or other juridical or governmental body determines that the Manager or other person is not entitled to be exculpated under the standard described in the preceding paragraph. Notwithstanding the foregoing, no exculpation or indemnification is permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

NOTE 9: FINANCIAL HIGHLIGHTS

Financial highlights presented are for the period from January 1, 2022 through June 30, 2022 and year ended December 31, 2021:

2022
Return before management fee	0.01%
Management fee	-%
Internal rate of return	0.01%

Ratios to average members’ capital:
Net investment loss	(5.69)%

2021
Return before management fee	1.71%
Management fee	-%
Internal rate of return	1.71%

Ratios to average members’ capital:
Net investment loss	(14.20)%

The financial highlights presented are for the Fund’s limited partner class as a whole. Due to the timing of capital contributions and withdrawals, an individual limited member’s returns may vary. The net investment income (loss) ratio excludes realized and unrealized gains (losses).

The internal rate of return (IRR) of the non-managing members since inception of the Company is computed based on the actual dates of capital contributions and distributions and the ending aggregate limited member capital balance (residual value).

NOTE 10: SUBSEQUENT EVENTS

From July 1, 2022, through August 31, 2022, the Company had received no request for capital redemptions.

Management’s Evaluation

These financial statements were approved by management and available for issuance on September 20, 2022. Subsequent events have been evaluated through this date.

Item 4

INDEX OF EXHIBITS

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on May 8, 2017.*
Exhibit 1A-2B	Limited Liability Company Agreement dated November 1, 2018.*
Exhibit 1A-2C	Authorizing Resolution dated November 1, 2018.*
Exhibit 1A-4	Form of Investment Agreement.*
Exhibit 1A-6A	Servicing Agreement with SN Servicing Corporation.*
Exhibit 1A-6B	Master Servicing Agreement with Southside Community Development & Housing Corporation.*
Exhibit 1A-6G	Agreement between the Company and Mainstream Fund Services, Inc. dated January 9, 2018.*
Exhibit 1A-6D	Asset Management Agreement with Neighborhood Stabilization Capital Management, LLC.*
Exhibit 1A-6E	Management Services Agreement with Cloud Capital Management, LLC.*
Exhibit 1A-6F	Joinder Agreement modifying Servicing Agreement with SN Servicing Corporation.*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2022

Money With Meaning Fund, LLC

By:	Cloud Capital Management, LLC As Manager

By	/s/ Terrence Osterman
Terrence Osterman, Managing Member

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Terrence Osterman
Terrence Osterman
Managing Member of Cloud Capital Management Chief Executive Officer
September 28, 2022